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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

VYYO, Inc.

(Name of Issuer)
Common Stock, $0.0001 par value per share

(Title of Class of Securities)
918458100
(CUSIP Number)
December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  / /    Rule 13d-1(b)
  / /    Rule 13d-1(c)
  /x/    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.    918458100                                         SCHEDULE 13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
ADC Telecommunications, Inc.

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP*	(b)	/ /
Not Applicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
2,476,603 (see Item 4)

		6	SHARED VOTING POWER
None (see Item 4)

		7	SOLE DISPOSITIVE POWER
2,476,603 (see Item 4)

		8	SHARED DISPOSITIVE POWER
None (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,476,603 (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.7%

12	TYPE OF REPORTING PERSON*
CO

Item 1(a).	Name of Issuer:
VYYO, Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices:
20400 Stevens Creek Boulevard, 8th Floor, Cupertino, CA 95014
Item 2(a).	Name of Person Filing:
ADC Telecommunications, Inc.
Item 2(b).	Address or Principal Business Office Or, if None, Residence:
13625 Technology Drive, Eden Prairie, MN 55344
Item 2(c).	Citizenship:
Minnesota
Item 2(d).	Title of Class of Securities:
Common stock, $0.0001 par value per share
Item 2(e).	CUSIP Number:
918458100
Item 3.	If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the filing person is a:
Not applicable
Item 4.	Ownership:
(a)	Amount beneficially owned: 2,476,603
(b)	Percent of class: 6.7%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote	2,476,603
(ii)	Shared power to vote or to direct the vote	None
(iii)	Sole power to dispose or to direct the disposition of	2,476,603
(iv)	Shared power to dispose or to direct the disposition of	None

Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.
Item 8.	Identification and Classification of Members of the Group:
Not Applicable.
Item 9.	Notice of Dissolution of Group:
Not Applicable.
Item 10.	Certification:
Not Applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2002
/s/ GOKUL V. HEMMADY Gokul V. Hemmady Vice President and Treasurer ADC Telecommunications, Inc.

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SIGNATURE